                                                                                                Filed by: Weyerhaeuser Company
                                                                                                Pursuant to Rule 425 under the
                                                                                                Securities Act of 1933
                                                                                                Subject Company: Weyerhaeuser Company
                                                                                                Commission File No.: 333-140411

On February 16, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:

Weyerhaeuser:
Canada Media -- Sarah Goodman, (604) 661-8116
U.S. Media -- Frank Mendizabal, (253) 924-3357
Analysts -- Kathryn McAuley, (253) 924-2058

Platinum Equity:
Mark Barnhill 310-228-9514

Weyerhaeuser to Sell Canadian and Certain U.S. Building Materials Distribution Assets

FEDERAL WAY, Wash. (February 16, 2007) - Weyerhaeuser Company (NYSE: WY) today reaffirmed its commitment to sharpen the focus of its portfolio by announcing its intent to sell its Canadian and select U.S. building materials distribution centers.

“The sale of these distribution centers is part of our ongoing effort to sharpen the focus of our portfolio and enhance shareholder value,” said Lee T. Alford, senior vice president of residential wood products. “Weyerhaeuser is committed to being the undisputed leader in structural frame markets and will continue to invest in innovative products, new building systems, software solutions and in-market distribution services.”

Canada:

Weyerhaeuser is in final negotiations for the Canadian wholesale building products distribution centers with Platinum Equity, a Los Angeles based private equity firm whose holdings include service and distribution businesses in a number of market sectors. The transaction is expected to be completed during the second quarter, 2007.

All of the company’s distribution centers in Canada are affected and include: Brampton, Ontario; Calgary, Alberta; Dartmouth, Nova Scotia; Edmonton, Alberta; Kelowna, British Columbia; Montreal, Quebec; Ottawa, Ontario; Quebec City, Quebec; Regina, Saskatchewan; Saskatoon, Saskatchewan; Sudbury, Ontario; Timmins, Ontario;

Winnipeg, Manitoba; St. John’s, Newfoundland; Sussex, New Brunswick; Langley, British Columbia.

Platinum executives said the distribution business would be established as a stand-alone company focused not only on sustaining current operations, but also identifying potential opportunities for growth.

“We are very excited about this business and its potential as a platform for future growth,” said Jacob Kotzubei, the Platinum executive leading the acquisition. “We are acquiring an established distribution business with strong fundamentals and a capable and talented staff of employees. That’s a terrific base to build on. We’re also entering a dynamic market that presents opportunity for growth both organically and, potentially, through add-on acquisitions. We are very committed to building this business for the long term,” Kotzubei said.

Platinum has a long track record of acquiring non-core business units from strategic sellers, and establishing them as successful stand-alone businesses.

Platinum Equity is a global M&A&O® firm specializing in the merger, acquisition and operation of companies that provide services and solutions to customers in a broad range of business markets, including information technology, telecommunications, logistics, manufacturing, and entertainment distribution. Since its founding in 1995 by Tom Gores, Platinum has acquired more than 70 businesses with more than $16 billion in aggregate annual revenue at time of acquisition.

United States:

Weyerhaeuser is in preliminary negotiations with a buyer for ten U.S. building distribution sites. No further details on that transaction are available at this time.

The ten building materials distribution sites for sale in the U.S. include: Louisville, Ky.; Memphis, Tenn.; Nashville, Tenn.; Green Bay, Wis.; Kansas City, Kan.; Oklahoma City; Omaha, Neb.; Newton, Kan.; Boston; and Buffalo, N.Y.

In most major U.S. markets, Weyerhaeuser will continue to own, operate and strengthen its network of distribution centers to fully service customer needs. The company will retain a comprehensive network of 40 distribution facilities in the U.S. -- servicing markets that account for 85 percent of U.S. housing starts.

“While Weyerhaeuser’s iLevel businesses will operate in a different way in Canada and select U.S. markets, all these markets remain important to us,” said Alford. “For these markets, we believe that we can best serve our customers by working with independent building material distributors committed to growing their business. This proven independent distribution model, combined with retaining strong in-field Weyerhaeuser sales and technical support teams, will allow us to deliver first-class support to our customers as we strive to grow demand for our products.”

All of these centers distribute a wide range of building materials, including engineered wood products, oriented strand board, panels, framing lumber, and plywood panels; appearance grade and other cedar products; and specialty products such as exterior siding, insulation, rebar, and roofing. Weyerhaeuser products will continue to be distributed through these outlets.

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at http://www.weyerhaeuser.com.